

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Brad Rogers
Chief Executive Officer
Red White & Bloom Brands Inc.
8810 Jane St, 2nd Floor
Concord, ON Canada L4K 2M9

      Re: Red White & Bloom Brands Inc.
          20-F filed September 15, 2021
          File No. 000-55992

Dear Brad Rogers:

      We issued comments on the above captioned filing on September 21, 2021. On October 31, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Sharon Blume, Accounting Branch Chief, at 202-551-3474 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance